KKR INCOME OPPORTUNITIES FUND

555 California Street, 50th Floor

San Francisco, California 94104

October 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention:  John Ganley

Re:                             KKR Income Opportunities Fund

Registration Statement on Form N-2

File Numbers: 333-219679; 811-22543

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KKR Income Opportunities Fund, a Delaware statutory trust (the “Company”), respectfully requests acceleration of the effective date of pre-effective amendment no. 1 to its Registration Statement on Form N-2 (File Nos. 333-219679; 811-22543) (the “Registration Statement”) so that such Registration Statement may be declared effective on Wednesday, October 4, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Bielefeld of Dechert LLP at (202) 261-3386, and that such effectiveness also be confirmed in writing.

Very truly yours,

KKR Income Opportunities Fund

By:	/s/ Nicole J. Macarchuk
	Name:	Nicole J. Macarchuk
	Title:	Secretary and Vice President